NEWS RELEASE

EMX Royalty Announces IG Copper Drill Results Including 417.3 Meters Averaging
0.60% Copper Equivalent (0.50% Copper & 0.21 g/t Gold) at the Malmyzh Porphyry Project

Vancouver, British Columbia, July 25, 2017 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce 2017 drill results from the Malmyzh copper-gold porphyry project's Freedom Northwest prospect. These results include an intercept of 417.3 meters (219.4 -636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade subinterval of 142.6 meters (255.4 -398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) from hole AMM-216. The mineralization is principally hosted in magmatic-hydrothermal breccias. The ongoing exploration program at Freedom Northwest represents the first deep drill testing at Malmyzh, as previous drilling has been concentrated on shallow mineralization throughout the district. Freedom Northwest is not included in the current Malmyzh resource estimate, which further emphasizes the project's exploration upside.

The Malmyzh exploration and mining licenses, located in Far East Russia, are held by IG Copper LLC ("IGC") (51%) and Freeport-McMoRan Exploration Corporation (49%), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 39% of the issued and outstanding shares.

IGC has also advised of recent board and management appointments that strengthen its team as Malmyzh is advanced towards development. These additions include Terry Rickard as a Director, Paul Korpi as Vice President of Project Development, and Gregory Collins as Chief Geologist.

Exploration Results. IGC's 2017 diamond drill program at Freedom Northwest was designed to further test breccia pipe mineralization initially recognized in late 2016 from hole AMM-213, which intersected 747.4 meters (108.7 -856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) (true width)1. Three subsequent Freedom Northwest holes (AMM-214, -215, and -216) have been drilled so far this year, for a total of 2,437.6 meters. Mineralized drill intercepts are summarized below (intercepts interpreted as true widths).

Drill Hole	From (m)	To (m)	Length (m)	CuEq %	Cu %	Au g/t	Comments
AMM-214	63.0	82.1	19.1	0.51	0.44	0.14	Freedom Northwest Az 320, Incln -75, TD 961.6 m. Angled towards NW flank of breccia pipe. Terminated in 0.15% Cu & 0.08 g/t Au.
	139.0	152.0	13.0	0.37	0.33	0.08
	201.6	281.3	79.7	0.42	0.39	0.07
including	259.2	275.2	16.0	0.62	0.57	0.10
	315.3	325.3	10.0	0.41	0.35	0.12
	405.3	750.0	344.7	0.41	0.35	0.12
including	553.8	571.6	17.8	0.62	0.56	0.13
including	583.6	599.6	16.0	0.65	0.52	0.26
	785.3	959.6	174.3	0.37	0.29	0.16
AMM-215	47.8	728.4	680.6	0.46	0.40	0.11	Freedom Northwest Az 320, Incln -80, TD 781.5 m. Angled towards center of breccia pipe. Terminated in weakly to un-mineralized diorite porphyry.
including	47.8	59.7	11.9	0.63	0.59	0.06
including	251.3	261.3	10.0	0.60	0.55	0.10
including	418.6	436.6	18.0	0.63	0.55	0.15
including	494.6	532.5	37.9	0.63	0.52	0.23
including	598.5	614.5	16.0	0.60	0.48	0.24
including	624.5	638.5	14.0	0.63	0.48	0.31
AMM-216	145.0	155.5	10.5	0.69	0.55	0.27	Freedom Northwest Az 0, Incln -90, TD 694.5 m. Drilled vertical near center of breccia pipe. Terminated in weakly to un-mineralized diorite porphyry.
	219.4	636.7	417.3	0.60	0.50	0.21
including	255.4	398.0	142.6	0.74	0.62	0.26
including	506.0	546.0	40.0	0.73	0.56	0.34
including	585.5	623.5	38.0	0.70	0.59	0.21
CuEq% = Cu% + (Au g/t x 0.5) [2]. Intercepts interpreted as true widths in porphyry style mineralization.

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AMM-214 was angled towards the northwest margin of the pipe and terminated in hydrothermal breccias. AMM-215 was collared ~250 meters east-southeast of AMM-214, and angled towards the center of the breccia pipe, intersecting continuous copper-gold mineralization over 680.6 meters. AMM-216, approximately on the same drill fence as AMM-215 and collared ~170 meters to the northwest, was drilled vertically near the center of the pipe, and intersected robustly mineralized hydrothermal breccias over 417.3 meters.

The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters. The interpreted breccia pipe footprint generally coincides with a circular magnetic anomaly defined from recent high resolution ground magnetic surveys. Chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization is principally hosted in polymictic magmatic-hydrothermal breccias, and to a lesser extent in intrusive and phreatomagmatic breccias, diorite porphyries and hornfelsed sandstones. Higher grade intervals appear to coincide with increased percentages of quartz-chalcopyrite-magnetite vein clasts in the breccias. The source of these well mineralized vein clasts has yet to be identified. The Freedom Northwest breccia pipe, as currently understood, is significant for its size, and provides evidence of the well preserved nature of the Malmyzh porphyry district.

IGC is planning further follow-up at Freedom Northwest based upon the encouraging results from this initial round of deep targeted drilling at Malmyzh. This drilling has clearly demonstrated the upside exploration potential within the district. The high resolution magnetics data has been an important exploration tool for delineating drill targets at Freedom Northwest. Consequently, IGC intends to utilize high resolution magnetics to explore for additional and higher grade mineralization at the other porphyry centers in the district.

Please see the attached maps and www.emxroyalty.com for more information.

Project Overview. Malmyzh is located in Far East Russia, approximately 220 kilometers northeast of the city of Khabarovsk and the nearby border with China. The project has excellent physiographic, infrastructure and logistical characteristics, and is situated in the low relief hills of the Amur River valley, which is the major shipping river in the region. There are multiple options for transportation besides the Amur that include an adjacent paved Federal highway and regional rail facilities. As well, Malmyzh has nearby and readily available power and water sources.

The Malmyzh porphyry district occurs within a 16 by 5 kilometer intrusive corridor concealed beneath a thin veneer of in-situ soil and regolith. Copper-gold mineralization extends from shallow subcrop (~1 to 50 meters) to depths of 400 to more than 850 meters. The porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences.

Four resource deposits (i.e., Valley, Central, Freedom Southeast, and Flats) have been the focus of previous work. The Malmyzh open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper equivalent3. There are at least eleven additional porphyry prospects, including Freedom Northwest, that have undergone various degrees of reconnaissance drilling.

IGC Board and Management Appointments. IGC has recently filled key board and management positions with the appointment of Terry Rickard as a Director, Paul Korpi as Vice President of Project Development, and Gregory Collins as Chief Geologist. Dr. Rickard has 44 years of experience in advanced technology and financial organizations, and is currently the CEO and a Director of Till Capital, Ltd. (Nasdaq: TIL, TSX-V: TIL), as well as Silver Predator Corporation (TSX.V: SPD), a junior exploration company. Mr. Korpi has over 40 years of mining industry experience, having worked in a variety of operations and project management positions, including development oversight of the Batu Hijau copper-gold mine for the Newmont-Sumitomo joint venture. Mr. Collins has 25 years of mineral exploration experience, most recently as the Exploration Manager (China and Russia) for Eldorado Gold Corporation.

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Drilling, Sampling, Assaying, and QA/QC. The Malmyzh drill samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Irgiredmet Laboratories in Irkutsk, Russia (GOST ISO/MEK 17025 accredited)for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

1 See EMX news release dated January 24, 2017. Based upon additional drilling, reported AMM-213 intercept interpreted to be true width in porphyry style mineralization.

2 Copper equivalent was calculated as CuEq% = Cu% + (Au g/t x 0.5), with assumed prices of $3.25/lb Cu and $1400/oz Au, and recoveries of 90% for Cu and 70% for Au.

3 Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International, an independent UK based consulting company, provided the statement of Malmyzh inferred resources under NI 43-101 Standards of Disclosure for Mineral Projects and CIM definition standards. See May 26, 2015 EMX news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, QA/QC procedures, & methodology used to estimate the Malmyzh inferred resources.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh while adding quality exploration properties to its portfolio. EMX is IGC’s largest shareholder with 39% of the issued and outstanding shares (36% on a fully diluted basis) resulting from investments totaling ~US $9 million.

About IGC. IGC, a privately held company, is led by President and CEO Thomas E. Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@emxroyalty.com	Email: SClose@emxroyalty.com
Website: www.emxroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended March 31, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources
This news release uses the term “Inferred Resources”. We advise U.S. investors that while this term is defined in, and permitted by, Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not be converted to Mineral Reserves or form the basis of feasibility or prefeasibility studies. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves”, as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically mineable.

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Malmyzh project map with drilling, resource deposits, exploration prospects, and select Freedom Northwest results.

Suite 501– 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
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Freedom Northwest. Inset map of magnetics (RTP), drilling
(AMM-), breccia body footprint, and section line A-A'.

Freedom Northwest. Section A-A' with drilling (AMM-), inferred breccia pipe, and 3D magnetics inversion model (preliminary).

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